Exhibit 99.1

argenx receives second preclinical milestone payment in collaboration with LEO Pharma

June 20, 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the achievement of the second of two preclinical milestones in connection with its collaboration with LEO Pharma.

“Our collaboration with LEO Pharma continues to be highly productive with the announcement of this most recent preclinical milestone. This achievement is the second of two success-based preclinical milestones with the first having been received last year. We continue to be excited about the potential of ARGX-112 in inflammatory skin diseases and are optimistic that the collaboration may yield a clinical program in the near future,” commented Tim Van Hauwermeiren, CEO at argenx.

In May 2015, argenx entered into a research collaboration and exclusive license option agreement with LEO Pharma to develop and commercialize ARGX-112, a novel antibody program discovered by argenx using its SIMPLE Antibody™ technology. Under the terms of that agreement, argenx is responsible for conducting ARGX-112 research and development activities up to a first filing by LEO Pharma for clinical trial application approval. Based on its well-differentiated therapeutic profile, ARGX-112 is anticipated to have exciting development potential for inflammatory skin disorders such as atopic dermatitis.

argenx has granted LEO an exclusive option to obtain a worldwide, exclusive license to the ARGX-112 program, to develop and commercialize licensed products for inflammatory skin disorders. In addition to the upfront and first preclinical milestone payments already received, argenx may receive further regulatory and clinical milestone payments up to approximately €100mm as well as royalties on net sales of any products.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” include statements argenx makes concerning the intended results of its strategy and include statements regarding the encouraging preclinical data of ARGX-112; the potential implications of these data for the future development of ARGX-112; argenx’s advancement of, and anticipated clinical development and regulatory and clinical milestones, royalties, and plans related to, ARGX-112; and the potential license to LEO Pharma, and potential commercialization, of ARGX-112. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.